Exhibit 99.5

News Release
Alexco Reports First Quarter 2016 Results

May 11, 2016 ‑ Alexco Resource Corp. (NYSE‑MKT:AXU, TSX:AXR) today reports financial results for the first quarter ended March 31, 2016.  All figures are expressed in Canadian dollars unless otherwise stated.  For the first quarter of 2016 Alexco recorded a net loss of $2.1 million or $0.03 per share, including $0.8 million in depreciation and other non-cash costs. Alexco Environmental Group ("AEG"), a wholly owned subsidiary of Alexco, recognized revenues of $2.3 million with a gross profit of $0.6 million, achieving a gross margin of 24%.

First Quarter Highlights
•	Cash and cash equivalents at March 31, 2016 of $7.1 million and net working capital of $10.7 million compared to $8.1 million and $12.2 million, respectively, at December 31, 2015.
•	On February 17, 2016 the Company was granted an amended Quartz Mining License ("QML") for the development of the Flame & Moth deposit.
•	On April 27, 2016 the Company announced that it entered into an indicative term sheet for a non-brokered private placement of up to 8,340,000 units of the Company at a price of $1.20 per unit for gross proceeds of up to $10,008,000. Each unit will consist of one common share and one-half of one non-transferable warrant, each whole such warrant entitling the holder to purchase one additional common share of the Company at a price of $1.75 per share for a period of 24 months following the date of issuance. The Company has since increased the size of this private placement by up to 2,500,000 additional units for gross proceeds of up to $3,000,000, for a total of up to 10,840,000 units to raise total gross proceeds up to $13,008,000.

Alexco's President and Chief Executive Officer Clynt Nauman said, "In the first quarter we focused on implementing plans to continue exploration at our high grade Bermingham discovery as well developing a plan to return to operations incorporating production from the Bellekeno, Flame & Moth and Lucky Queen silver deposits. Alongside this we intend to modestly expand maintenance and other equipment evaluation activities at site. We are cautiously optimistic that recent strengthening in the metals markets will continue, and want to ensure that the condition of our plant, equipment and infrastructure is satisfactory in the face of potentially improving market conditions."

Head Office	T. 604 633 4888
Alexco Resource Corp. 200 Granville Street, Suite 1150 Vancouver, BC V6C 1S4 Canada	F. 604 633 4887

Summary Financial Results and Information
(expressed in thousands of dollars, except per share amounts)	Three Months Ended March 31
	2016	2015

Revenue from environmental services	2,348	4,516

Gross profit from environmental services	565	1,192

Loss before taxes	(2,018)	(945)
Net loss	(2,110)	(492)
Total comprehensive loss	(1,903)	(645)
Loss per share – basic and diluted	$(0.03)	$(0.01)
Cash flows (consumed) from operating activities	(1,083)	(1,820)

Alexco Environmental Group
AEG recorded revenues of $2.3 million and a gross profit of $0.6 million, compared to revenue of $4.5 million and a gross profit of $1.2 million in the first quarter of 2015.  The decrease in gross margin from the prior period is mainly due to one of AEG's major projects, Globeville Smelter Project being completed and thinner realized margins on other on-going Colorado based environmental projects, primarily construction, modification and operation of a number of water treatment plants. Furthermore, the nature of specialized engineering design related to the Keno Hill Reclamation Plan required AEG to outsource a significant portion of work to third party contractors during 2016.
At the Gold King Project in southern Colorado, the US EPA has recently extended the operations contract with AEG to the end of September 2016, as well as authorized an interim expansion of the plant to approximately double the plant capacity. Construction related to this expansion is ongoing.
Nauman said, "Our fee for service business in Canada continues to lead the way in steady profitability. Project and turnkey work in the US is much lumpier in terms of revenue and earnings. Although our first quarter was slow, we expect to see a pickup in project activity over the balance of the year."
Keno Hill Exploration
The Company has planned an exploration program of at least 8,000 meters in 25 to 30 surface diamond drilling holes to follow up on the successful 2015 high grade silver results at the Bermingham deposit. The exploration program is budgeted to cost $3 million and is fully funded by way of the $3 million flow through funds that were raised in December 2015. The surface drilling program is expected to run between June and September 2016 with results to be released as received but no later than the fourth quarter of 2016. The Company will expend additional funds to gather important geotechnical and hydrogeological information, as well as undertake a preliminary metallurgical program to test the Bermingham mineralization.

Keno Hill Silver District PEA
The Company plans to provide an updated National Instrument 43-101 compliant Preliminary Economic Assessment ("PEA") for its 100% owned Keno Hill Silver District in the fourth quarter of 2016 which will incorporate the re-engineering and optimization of the mine plan along with an updated mineral resource estimate for the Bermingham deposit.
In February 2016 the Company received the amended QML for the Flame & Moth deposit, and expects a Water License amendment hearing to occur in the second quarter 2016.
Financial

Alexco's cash and cash equivalents at March 31, 2016 totaled $7.1 million compared to $8.1 million at December 31, 2015, while net working capital totaled $10.7 million compared to $12.2 million for the same dates.  With its cash resources and net working capital on hand at March 31, 2016, Alexco anticipates it will have sufficient capital resources to carry out all of its currently-anticipated exploration programs and service the working capital requirements of its exploration activity, environmental services business and corporate offices and administration as planned for 2016 and into 2017.

Financial Report and Conference Call for First Quarter 2016

Full details of the financial and operating results for the first quarter ended March 31, 2016 are described in Alexco's interim condensed consolidated financial statements with accompanying notes and related Management's Discussion and Analysis.  These documents and additional information on Alexco, including its annual information form, are available on the Company's website at www.alexcoresource.com and on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Alexco is holding an audio webcast conference call to discuss these results at 11:00a.m. Eastern (8:00 a.m. Pacific) on Thursday, May 12, 2016.  To participate in the live call, please use one of the following methods:
Dial toll free from Canada or the US: 1-866-233-4585
Dial from outside Canada or the US: 1-416-640-5946
Live audio webcast:www.alexcoresource.com
Participants should connect five to ten minutes before the call.
The conference call will be recorded, and an archived audio webcast will be available at www.alexcoresource.com.
Qualified Persons
The disclosure in this news release of scientific and technical information regarding exploration projects on Alexco's mineral properties has been reviewed and approved by Alan McOnie, FAusIMM, Vice President, Exploration, while that regarding mine development and operations has been reviewed and approved by Scott Smith, P.Eng., former Bellekeno Mine Manager, both of whom are Qualified Persons as defined by National Instrument 43-101 ‑ Standards of Disclosure for Mineral Projects.
About Alexco
Alexco Resource Corp. owns substantially all of the historical Keno Hill Silver District located in Canada's Yukon Territory, including the Bellekeno silver mine, the Flame & Moth, Lucky Queen, Bermingham and Onek deposits, and other historic and surface resources within the district. Bellekeno, which commenced commercial production at the beginning of calendar year 2011, was Canada's only operating primary silver mine from 2011 to 2013. Alexco is currently undergoing an interim suspension of operations at Keno Hill in order to decrease costs and reposition the district for long-term, sustainable operations. Between 1921 and 1988, the Keno Hill Silver District was a world-class silver producer, with more than 217 million ounces of silver produced at average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government's Minfile database). These historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers. Employing a unique business model, Alexco also provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients through the Alexco Environmental Group, its wholly-owned environmental services division.

Contact
Clynton R. Nauman, President and Chief Executive Officer
Michael Clark, Chief Financial Officer
Phone:  (604) 633-4888
Email:   info@alexcoresource.com
Please visit the Alexco website at www.alexcoresource.com
Certain statements ("forward-looking statements") in this news release contain forward-looking information concerning the Company's anticipated results and developments in the Company's operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release.  Forward-looking statements may include, but are not limited to, statements with respect to the future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production,  the timing of activities and reports, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds.  Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements.  Such factors include, among others, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services activities; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities.  Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made.  In making the forward-looking statements included in this news release, the Company has applied several material assumptions, including, but not limited to, the assumption that the Company will be able to raise additional capital as necessary, that the proposed exploration and development will proceed as planned, and that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices.  There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.